UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____

Commission File Number 000-03683

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trustmark 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRUSTMARK CORPORATION

248 E. Capitol Street

Jackson, Mississippi 39201

TRUSTMARK 401(k) PLAN
Jackson, Mississippi

Audited Financial Statements
Years Ended December 31, 2020 and 2019

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Associates Benefits Committee and Participants
Trustmark 401(k) Plan
Jackson, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Trustmark 401(k) Plan (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2015.

Savannah, Georgia

June 18, 2021

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TRUSTMARK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019

Investments, at fair value	$365,072,145	$334,408,328
Notes receivable from participants	3,868,856	4,373,700
Employer contributions receivable	316,673	265,345

Net assets available for benefits	$369,257,674	$339,047,373

See accompanying notes to financial statements.

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TRUSTMARK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019

Contributions
Employer	$9,258,746	$8,231,629
Participant	12,754,177	11,961,616
Rollovers	1,641,481	1,129,690
Total contributions	23,654,404	21,322,935

Net investment income
Net appreciation in fair value of investments	32,592,199	52,098,868
Interest and dividends	8,820,562	7,318,088
Net investment income	41,412,761	59,416,956

Interest income from notes receivable from participants	226,803	235,171

Deductions
Benefits paid to participants	(34,913,332)	(18,256,165)
Fees	(170,335)	(166,807)
Total deductions	(35,083,667)	(18,422,972)

Net increase in net assets available for benefits	30,210,301	62,552,090

Net assets available for benefits
Beginning of year	339,047,373	276,495,283
End of year	$369,257,674	$339,047,373

See accompanying notes to financial statements.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2020 and 2019

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

The following description of the Trustmark 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the associates of Trustmark Corporation (the "Company") and certain other associated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended.

On March 27, 2020, President Trump signed the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), which allowed the Plan to adopt several new provisions during the year, including the following:

For coronavirus-related distributions made before December 31, 2020, to qualified individuals, as defined in the CARES Act, the maximum distribution was the lesser of the vested portion of the participant’s account balance in the Plan or $100,000.  Active associates are also allowed to repay coronavirus-related distributions at any time during the three-year period beginning on the day after the day on which the distribution was received.

Loan repayments during the period from March 27, 2020 through December 31, 2020 were permitted to be suspended for a 12-month period, for qualified individuals with outstanding loans.  The term of the loan was extended by one year to accommodate the suspension period and subsequent repayments were adjusted to include accrued interest during the delay period.

In addition, required minimum distributions were also suspended during 2020.

Eligibility

The Plan provides eligibility for participation in elective deferrals by associates on the first day of the month after one month of employment.

Plan Administration

Empower Retirement refers to the products and services offered in the retirement markets by Great-West Life & Annuity Insurance Company (“GWL&A”).  EMJAY Corporation is a subsidiary of GWL&A and is the custodian of the Plan’s assets.  The Plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank.  Effective August 1, 2019, all trustee functions related to the employer stock held by the Plan are handled by Newport Trust Company and all trustee functions related to all other Plan investments are handled by Great-West Trust Company.  Previously, all trustee functions were handled by Trustmark National Bank.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2020 and 2019

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description (Continued)

Participant Contributions

The Plan allows participants to make voluntary before‑tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code ("IRC").  If certain requirements of IRC Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan.

Effective August 1, 2019, all newly eligible participants are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their initial deferral rate set at 3% of their eligible compensation.  The deferral rate automatically increases by 1% annually up to a maximum deferral rate of 6%.

Participants may elect to contribute through the Roth 401(k) contribution option on an after-tax basis.  The Roth 401(k) contributions qualify for matching contributions and are otherwise subject to the same combined dollar limits applicable to pre-tax contributions.

Participants may elect to contribute up to 75 percent of eligible compensation each period, subject to regulatory limitations.  Any excess contributions must be returned to the applicable participant by March 15 of the calendar year following the year of excess contributions.  The Plan allows for rollover contributions from individual retirement accounts, IRC Section 457(b) plans or other qualified plans.

Provisions of the Plan allow participants who were age 50 years or older by the end of the calendar year to make catch‑up contributions to the Plan. Catch‑up contributions represent associate compensation deferrals in excess of certain Plan limits and statutory limits, including Internal Revenue Service ("IRS") annual deferral limits.

Employer Contributions

Full-time and part-time associates are eligible to receive the safe harbor matching contribution on the first day of the month following one month of service.  Eligible participant contributions are matched by the employer at a rate of 100 percent of the first 6 percent of covered compensation. The employer may also make discretionary contributions. No discretionary contributions were made for the years ended December 31, 2020 and 2019.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings (losses) and charged with an allocation of administrative expenses.  Allocations are based on participant compensation deferrals or account balances, as defined.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2020 and 2019

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description (Continued)

Investment Options

Participants may direct investments of their account balance among several investment options.

The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.

Vesting

Participants are immediately vested in their voluntary contributions, employer contributions made on their behalf and the investment earnings and losses thereon.

Payment of Benefits

On retirement, death, disability or termination of service, a participant may elect to receive a lump‑sum distribution equal to the total of his or her account balance or in installments. In addition, hardship distributions are permitted if certain criteria are met.

Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan.  On December 31, 2020, the interest rate on all outstanding participant loans was from 4.25% to 6.50% with maturity dates ranging from January 2021 to November 2035.

Principal and interest payments occur ratably through regular payroll deductions and over a period not to exceed five years unless the notes receivable were used to purchase a primary residence in which case the notes receivable term may exceed five years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2020 and 2019

NOTES TO FINANCIAL STATEMENTS

Note 2.  Significant Accounting Policies

Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein.  Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan’s shares of mutual funds are valued at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at each year end.  Investments in common stock, including the Company’s common stock, are stated at fair value based on the last reported sales price on the last business day of the year in the active market in which the security is traded.  The investment in the collective investment funds is valued at NAV per unit, as determined by the trustee at year-end.  The NAV is used as the practical expedient to estimate fair value.  One of the Plan’s investment options includes a self-directed brokerage account which allows participants to establish a brokerage account and select various investments consisting of mutual funds and Exchange Traded Funds, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2020.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in the fair value of investments acquired, sold, or held during the year.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2020 and 2019

NOTES TO FINANCIAL STATEMENTS

Note 2.  Significant Accounting Policies (Continued)

Administrative Fees

Certain administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Company.  Expenses that relate solely to a participant are assessed against such participant as provided in the Plan agreement.

Note 3.  Risks and Uncertainties

The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets.  The Putnam Stable Value Fund, the Vanguard Equity-Income Admiral Fund, and the Harbor Capital Appreciation Institutional Fund each represented approximately 7% to 12% of the total investments at both December 31, 2020 and 2019.  Investment securities are exposed to several risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

In March 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic.  The COVID-19 pandemic is having, and will likely continue to have, significant impacts on global markets, businesses, and communities.  As of the date of issuance, the ultimate length and severity of this pandemic cannot be reasonably estimated.  Management will continue to monitor the impact of COVID-19 on the Plan and will reflect the consequences, as appropriate, in the Plan’s financial records.

Note 4.  Tax Status

The IRS has determined and informed the Company by a letter dated December 12, 2016, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2020 and 2019

NOTES TO FINANCIAL STATEMENTS

Note 5.  Party-In-Interest Transactions

Certain Plan investments are invested in the common stock of the Company.  Investment transactions in employer securities qualify as exempt party-in-interest transactions.  For the years ended December 31, 2020 and 2019, dividends of $725,353 and $804,613, respectively, were received by the Plan from the Company.  The Plan held 762,549 and 851,068 shares valued at $20,825,196 and $29,370,353 on December 31, 2020 and 2019, respectively.

GWL&A performs services, sells products, and maintains certain investments of the Plan for which fees are charged to the Plan.  Newport Trust Company serves as an independent fiduciary and investment manager for the Employer Stock Fund.  Party-in-interest transactions also include notes receivable from participants.  Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions.

Note 6.  Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurement ("ASC Topic 820"), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2020 and 2019

NOTES TO FINANCIAL STATEMENTS

Note 6.  Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis.  There have been no changes in the methodologies used on December 31, 2020 and 2019.

Common stock of Trustmark Corporation (Level 1):  Valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund, mutual funds, and self-directed brokerage accounts (Level 1):  Valued at the NAV of shares held by the Plan at year-end. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily NAV and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.  Self-directed brokerage accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Collective investment funds:  Valued at NAV per unit, as determined by the trustee at year-end.  The NAV is used as the practical expedient to estimate fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2020 and 2019

NOTES TO FINANCIAL STATEMENTS

Note 6.  Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2020 and 2019:

	Assets at Fair Values as of December 31, 2020
	Level 1	Total

Mutual funds	$161,734,586	$161,734,586
Common stock of Trustmark Corporation	20,825,196	20,825,196
Self-directed brokerage accounts	11,809,388	11,809,388

Total investments at fair value	194,369,170	194,369,170

Collective investment funds measured at NAV*	-	170,702,975

Total investments	$194,369,170	$365,072,145

	Assets at Fair Values as of December 31, 2019
	Level 1	Total

Mutual funds	$148,390,278	$148,390,278
Common stock of Trustmark Corporation	29,370,353	29,370,353
Self-directed brokerage accounts	7,083,102	7,083,102

Total investments at fair value	184,843,733	184,843,733

Collective investment fund measured at NAV*	-	149,564,595

Total investments	$184,843,733	$334,408,328

There were no investments measured using Level 2 or Level 3 during the years ending December 31, 2020 and 2019.

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2020 and 2019

NOTES TO FINANCIAL STATEMENTS

Note 6.  Fair Value Measurements (Continued)

The fair value of investments, other than Level 1, in certain entities that calculate net asset value per share (or its equivalent), are as follows:

Investment	Fair Value at December 31, 2020	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Collective investment funds	$170,702,975	N/A	Daily	Daily

Investment	Fair Value at December 31, 2019	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Collective investment fund	$149,564,595	N/A	Daily	Daily

The collective investment funds participate in a stable value fund that invests primarily in benefit-responsive investment contracts issued by insurance companies and other financial institutions (“Contracts”), fixed income securities, and money market funds.  Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, US treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds.  The fund may also invest in futures contracts, option contracts, and swap agreements.

The collective investment funds also participate in retirement trusts that invest primarily in a diversified portfolio of underlying trusts that represent various asset classes and sectors.  The allocation to equity-based underlying trusts is expected to become increasingly conservative over time, with substantial exposure to equity-based underlying trusts remaining at the end of its target year and the most conservative allocation projected to occur within 30 years after the target date is reached.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2020 and 2019

NOTES TO FINANCIAL STATEMENTS

Note 7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the corresponding amounts shown in the Plan's Form 5500 as of December 31, 2020 and 2019:

	2020	2019

Net assets available for benefits per the financial statements	$369,257,674	$339,047,373
Adjustment from fair value to current value on collective investment funds	1,633,955	824,790
Net assets available for plan benefits per the Form 5500	$370,891,629	$339,872,163

The following is a reconciliation of investment income per the financial statements for the years ended December 31, 2020 and 2019, to the corresponding amounts shown on the Plan's Form 5500:

	2020	2019

Total investment income per the financial statements	$41,412,761	$59,416,956
Adjustment from fair value to current value on collective investment funds	809,165	1,138,095
Total investment income per Form 5500	$42,221,926	$60,555,051

Note 8.  Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 18, 2021, and has determined that no significant events occurred after December 31, 2020, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

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SUPPLEMENTAL SCHEDULE

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TRUSTMARK 401(k) PLAN
Plan Sponsor: Trustmark Corporation
Plan Sponsor: EIN 64-0471500
Plan Number: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares/Units Held	(d) Cost	(e) Current Value

	Collective investment funds
***	Putnam	Stable Value Fund	39,909,376	**	$41,543,330
	T. Rowe Price	Retirement 2010 Trust Fund	102,764	**	2,004,914
	T. Rowe Price	Retirement 2015 Trust Fund	168,897	**	3,558,657
	T. Rowe Price	Retirement 2020 Trust Fund	815,581	**	18,497,364
	T. Rowe Price	Retirement 2025 Trust Fund	1,063,672	**	25,921,674
	T. Rowe Price	Retirement 2030 Trust Fund	972,902	**	25,227,346
	T. Rowe Price	Retirement 2035 Trust Fund	793,142	**	21,565,525
	T. Rowe Price	Retirement 2040 Trust Fund	427,406	**	12,031,458
	T. Rowe Price	Retirement 2045 Trust Fund	381,188	**	10,841,256
	T. Rowe Price	Retirement 2050 Trust Fund	214,749	**	6,105,291
	T. Rowe Price	Retirement 2055 Trust Fund	125,266	**	3,560,033
	T. Rowe Price	Retirement 2060 Trust Fund	52,155	**	948,165
	T. Rowe Price	Retirement Balanced Trust Fund	29,584	**	531,917

		Total collective investment funds			172,336,930

	Common stock fund
*	Trustmark Corporation	Common Stock	762,549	**	20,825,196

	Mutual funds
	American Funds	Euro Pacific Growth Fund	86,551	**	5,997,949
	Baird	Core Plus Bond Institutional Fund	952,317	**	11,561,122
	Harbor	Capital Appreciation Institutional Fund	338,883	**	35,318,363
	John Hancock	Alternative Asset Allocation Fund	54,747	**	820,109
	Legg Mason	BW Global Opportunities Bond Fund	51,042	**	609,432
	Invesco	International Small Mid Co Fund	243,048	**	13,362,729
	Vanguard	500 Index Admiral Fund	43,979	**	15,241,593
	Vanguard	Equity-Income Admiral Fund	355,494	**	28,201,328
	Vanguard	Inflation-Protected Securities Admiral Fund	47,891	**	1,356,269
	Vanguard	Mid Cap Index Institutional Fund	375,805	**	21,285,581
	Vanguard	Small Cap Index Institutional Fund	203,624	**	18,981,810
	Vanguard	Total Bond Market Index Admiral Fund	230,917	**	2,683,255
	Vanguard	Total International Stock Index Admiral Fund	141,612	**	4,596,700
	Wells Fargo	Advantage Common Stock R6 Fund	74,003	**	1,718,346

		Total mutual funds			161,734,586

	Self-directed brokerage accounts
	TD Ameritrade	Cash		**	3,292,795
	TD Ameritrade	Various Mutual Funds		**	2,200,104
	TD Ameritrade	Various Corporate Stocks		**	6,316,489

		Total self-directed brokerage accounts			11,809,388

*	Notes receivable from participants	Interest rates from 4.25% to 6.50% with various maturity dates		-	3,868,856

		Total assets (held at end of year)			$370,574,956

*	Denotes party-in-interest.

**	(d) Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

***	Fair value totals $39,909,375.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTMARK 401(k) PLAN
BY: TRUSTMARK CORPORATION, PLAN SPONSOR AND ADMINISTRATOR

BY:	/s/ Thomas C. Owens
Thomas C. Owens
Treasurer, Principal Financial Officer

DATE:	June 18, 2021

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EXHIBIT INDEX

Exhibit Number	Description of Exhibits

23.1	Consent of Independent Registered Public Accounting Firm